Exhibit 1.02

The Middleby Corporation
Conflict Minerals Report

For the year ended December 31, 2013

This is the Conflict Minerals Report for The Middleby Corporation (“Middleby”, or the  “company”) filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

1)	Company Overview

Middleby, through its operating subsidiary Middleby Marshall Inc. and its subsidiaries, is a leader in the design, manufacture, marketing, distribution and service of a broad line of (i) cooking and warming equipment used in all types of commercial restaurants and institutional kitchens, (ii) food preparation, cooking, baking, chilling and packaging equipment for food processing operations, and (iii) premium kitchen equipment including ranges, ovens, refrigerators, ventilation and dishwashers primarily used in the residential market.

Founded in 1888 as a manufacturer of baking ovens, Middleby Marshall Oven Company was acquired in 1983 by TMC Industries Ltd., a publicly traded company that changed its name in 1985 to The Middleby Corporation. The company has established itself as a leading provider of (i) commercial restaurant equipment, (ii) food processing equipment and (iii) residential kitchen equipment as a result of its acquisition of industry leading brands and through the introduction of innovative products within each of these segments.

This report contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The company cautions readers that these projections are based upon future results or events and are highly dependent upon a variety of important factors which could cause such results or events to differ materially from any forward-looking statements which may be deemed to have been made in this report, or which are otherwise made by or on behalf of the company. Such factors include, but are not limited to, volatility in earnings resulting from goodwill impairment losses which may occur irregularly and in varying amounts; variability in financing costs; quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; ability to protect trademarks, copyrights and other intellectual property; changing market conditions; the impact of competitive products and pricing; the timely development and market acceptance of the company’s products; the availability and cost of raw materials; and other risks detailed herein and from time-to-time in the company’s SEC filings, including the company’s 2013 Annual Report on Form 10-K.

2)	Products Overview

a)	Commercial restaurant equipment

Includes conveyor ovens, combi-ovens, convection ovens, baking ovens, proofing ovens, deck ovens, speed cooking ovens, hydrovection ovens, ranges, fryers, rethermalizers, steam cooking equipment, warming equipment, heated cabinets, charbroliers, ventless cooking systems, kitchen ventilation, induction cooking equipment, countertop cooking equipment, toasters, professional refrigerators, coldrooms, ice machines, freezers and beverage dispensing equipment.
These products are marketed under a portfolio of thirty-five brands, including Anets®, Beech®, Blodgett®, Blodgett Combi®, Blodgett Range®, Bloomfield®, Britannia®, CTX®, Carter-Hoffmann®, Celfrost®, CookTek®, Doyon®, frifri®, Giga®, Holman®, Houno®, IMC®, Jade®, Lang®, Lincat®, MagiKitch'n®, Market Forge®,  Middleby Marshall®, MPC®, Nieco®, Nu-Vu®, PerfectFry®, Pitco Frialator®, Southbend®, Star®, Toastmaster®, TurboChef®, Viking®, Wells® and Wunder-Bar®.

b)	Food processing equipment

Includes a wide array of cooking and baking solutions, including batch ovens, baking ovens, proofing ovens, conveyor ovens, continuous processing ovens, frying systems and automated thermal processing systems. The company also provides a comprehensive portfolio of complementary food preparation equipment such as grinders, slicers, emulsifiers, mixers, blenders, battering equipment, breading equipment, food presses and forming equipment, as well as a variety of food safety, food handling, freezing and packaging equipment.

These products are marketed under a portfolio of thirteen brands, including Alkar®, Armor Inox®, Auto-Bake®, Baker Thermal Solutions®, Cozzini®, Danfotech®, Drake®, Maurer-Atmos®, MP Equipment®, Processing Equipment Solutions®, RapidPak®, Spooner Vicars® and Stewart Systems®.

c)	Residential kitchen equipment

Includes a wide range of ranges, ovens, refrigerators, dishwashers, microwaves, cooktops and outdoor equipment.

These products are marketed under four brand names, including Brigade®, Jade®, TurboChef® and Viking®.

The company determined that during the 2013 calendar year, it manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3)	Supply Chain Overview

The company’s supply chain is complex. There are multiple tiers between the company and the mines from which conflict minerals are extracted. Accordingly, the company relies on its direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in its products.

4)	Reasonable Country of Origin Inquiry (“RCOI”)

The company conducted an analysis of its products and found that the above SEC defined “conflict minerals,” which are tin, tantalum, tungsten, and gold (3TG), can be found in its products and are necessary to the functionality or production of those products. Therefore, the company is subject to the reporting obligations of Rule 13p-1.

The company conducted a survey of its active direct suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

The methods the company used to try to determine the origin of conflict minerals in its products included:

•	sending letters to direct suppliers, explaining the Rule and referring the suppliers to online training materials and instructions;

•	soliciting survey responses from relevant suppliers of components of its products, using the standard Conflict Minerals Reporting Template;

•	reviewing responses received and following up on inconsistent, incomplete and inaccurate responses; and

•	sending reminders to suppliers who did not respond to requests for information.

At the outset of its 2013 RCOI, the company elected to survey its entire known component and outsourced manufacturing supply chain. Many of these responses indicated that the suppliers are unsure of the origin of the conflict minerals that they supplied to the company.

Due to the breadth and complexity of the company’s products and the size and complexity of the company’s supply chain, it will take time for many of the company’s suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, the company does not currently have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its products or identify the facilities used to process those conflict minerals.

5)	Due Diligence Program

a)	Conflict Minerals Policy

The company’s policy with respect to the sourcing of conflict minerals can be found at www.middleby.com, under the heading “Investor Relations”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

b)	Due Diligence Process

1)	Design of its Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. The company designed its due diligence process to conform in all material respects with these OECD guidelines.

The company’s conflict minerals due diligence process includes:  the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives and communication with suppliers. The company took measures to ensure that the findings of its supply chain risk assessment are reported to designated members of its senior management.

2)	Record Maintenance

The company has established its due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

c)	Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As the company moves towards developing its due diligence program, the company intends to enhance its supplier communication and to improve its due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in its products could benefit armed groups in the DRC or adjoining countries.

6)	Identify and Assess Risk in the Supply Chain

Because of its size, the breadth and complexity of its products, and the constant evolution of its supply chain, it is difficult to identify additional suppliers beyond the company’s direct suppliers.

7)	Continuous Improvement Efforts to Mitigate Risk

The company intends to undertake the following next steps to improve the due diligence process and to gather additional information which will assist it in determining whether the conflict minerals the company utilizes benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•
attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.